

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via Email
Rex S. Schuette
Executive Vice President and Chief Financial Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

> **Re:** **United Community Banks, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2011**
> **File No. 333-174420**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 4, 2011**
> **File No. 001-35095**

Dear Mr. Schuette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed June 30, 2011

Prospectus Cover Page

1. We note your response to comment 4 in our letter dated June 17, 2011. Absent a market price, the securities cannot be offered at privately negotiated prices. Accordingly, please revise to disclose the price at which the securities will be offered and sold.

Recent Developments, page 1

2. In the event you request acceleration of effectiveness of the registration statement prior to filing the Form 10-Q for the quarter ended June 30, 2011, please revise to disclose the results of operations disclosed in the Form 8-K furnished July 28, 2011.

3. Please revise to disclose what progress has been made to date, if any, with regard to selling foreclosed properties pursuant to the Problem Asset Disposition Plan.

Tax Benefits Preservation Plan, page 11

4. We note your representation that for purposes of determining your ability to use your deferred tax asset you have not incurred an "ownership change" as defined under Section 382(g) of the Internal Revenue Code. Please file a tax opinion that supports this representation. Refer to Item 601(b)(8) of Regulation S-K.

Exhibits

5. Please file as an exhibit to the registration statement the asset purchase agreement relating to the bulk loan sale that occurred in April 2011.

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Notes to Consolidated Financial Statements
Note 5 – Loans and Allowance for Loan Losses, page 11

6. We note your response to comment 17 in our letter dated June 17, 2011. So that the reader may have a better understanding of the appraisal policies utilized in determining charge-offs on impaired loans and on OREO, please address the following:

    • Tell us and disclose your appraisal policy;

    • Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

    • Describe, when you receive new appraisals, the type of appraisals received, such as "retail value" or "as is value";

    • Discuss how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

    • Discuss the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

- Discuss the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value is measured appropriately; and

- Discuss how you determine the amount to charge-off.

Note 10 – Common and Preferred Stock Issued /Common Stock Issuable, page 21

7. We note your response to comment 20 in our letter dated June 17, 2011. Please provide us with sufficient additional information to enable us to better understand your accounting for the Elm Ridge transaction. In this regard, for each instrument included in the transaction, address how the respective fair values were determined, and address whether there were any beneficial conversion features or any type of derivative which may have existed under EITF 00-19 or other related authoritative literature.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 40

8. We read your response to comment 23 in our letter dated June 17, 2011; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the inherent subjectivity of the positive evidence (i.e., projections of future taxable income) you appear to be presenting as a significant piece of your evidence for not recording a valuation allowance. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Based on the information provided it appears that you are placing a significant amount of reliance on your expectations regarding future earnings, but it is unclear to us how you have determined these projections are objectively verifiable given your recent earnings history and the uncertainty around the current economic and regulatory environment (e.g., we reference the regulatory MOU). Given the above, please reconsider the need to provide a valuation allowance against your net deferred tax asset or provide us with a more robust analysis which clearly identifies both the positive and negative evidence considered and the weight given to each piece of evidence. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions (such as, the number of years used in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates, and revenue and expense growth rates utilized).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: James W. Stevens
            Kilpatrick Townsend & Stockton LLP